Exhibit 99.4

[Form of Notice from Dealer, Bank, Trust Company or Nominee to Clients]

NOTICE TO OUR CLIENTS

                 , 2010

Enclosed are the Prospectus and a Beneficial Owner Election Form relating to a Rights Offering by Mission Community Bancorp.  Please carefully review the Prospectus, which describes how you can participate in the Rights Offering.  You will be able to exercise your subscription rights to purchase additional shares of common stock and warrants to purchase shares of common stock only during a limited period.  You will find answers to some frequently asked questions about the Rights Offering beginning on page 1 of the Prospectus.

The following is a summary of the terms of the Rights Offering:

• You will receive fifteen (15) subscription rights for each share of common stock of Mission Community Bancorp you hold of record at the close of business on                     , 2010.

• You may purchase one share of common stock of Mission Community Bancorp for each subscription right you receive at a subscription price of $5.00 per share.

• You will also receive, at no cost, a five-year warrant exercisable at $5.00 per share, subject to adjustment, to purchase shares at the rate of one such warrant for each share purchased pursuant to the exercise of the subscription right.

• The Rights Offering will expire at 5:00 p.m., Pacific Time, on                     , 2010.  If you do not exercise your subscription rights before that time, they will expire and will have no monetary value.  Once you exercise your subscription rights, you cannot revoke it.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME.  EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.  Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares or warrants to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and other materials.  However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your subscription rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the Rights Offering.  The Rights Offering will expire at 5:00 p.m., Pacific Time, on                   , 2010, unless extended by Mission Community Bancorp for a period of up to 30 trading days.  You are encouraged to forward your instructions for receipt by us  as soon as possible, but in any event at least one business day before the Expiration Date to allow us sufficient time to act upon your instructions

If you wish to have us, on your behalf, exercise the subscription rights for any shares and warrants to which you are entitled, please so instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form included with this letter.

With respect to any instructions to exercise (or not to exercise) subscription rights, the enclosed Beneficial Owner Election Form must be completed and returned such that it will be received by us by 5:00 p.m., Pacific Time, on                           , 2010, the last business day prior to the scheduled expiration date of the Rights Offering of                           , 2010.